For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Joins GGL Diamond In Search For New Nickel District in the North West Territories

Drilling Slated To Begin on PFN's Option With Xstrata Nickel in Timmins Ontario

April 11, 2007, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce that as part of a mandate to expand its project portfolio in both platinum group and base metal projects in North America, PFN is concluding the acquisition of several new nickel projects in and around GGL Diamonds’ (GGL:TSX.V) nickel properties in the North West Territories.

The Geological Survey of Canada recently completed a mapping project which identified an extensive belt of rocks reported to have the potential for hosting significant nickel mineralization. PFN’s President and CEO Harry Barr stated, “GGL’s technical team should be credited with identifying what may be one of the first new nickel areas since the discovery of Voisey’s Bay. PFN’s management is excited about being involved in the beginning of what appears to be one of the first new base metal staking rushes in recent times in the North West Territories.”

Upon completion of the acquisition program, PFN’s technical team will finalize its budget and plan for the 2007 exploration program which may include airborne magnetic and EM surveys to outline and define potential target areas for nickel mineralization. The EM surveys will be followed up by ground proofing with the objective of defining drill targets. Further announcements will be forthcoming regarding the development of PFN’s new acquisitions in the Winter Lake Supracrustal Belt, North West Territories.

Update on Xstrata Nickel Option/Drill Program, Timmins Ontario

On January 18th 2007, PFN announced the approval of a 2,000 metre diamond drill program at its West Timmins Nickel project south of Xstrata Nickel’s Montcalm mine. (See Location Map) Xstrata Nickel is currently completing a deep drill program on its Montcalm Mine Claims. Drilling on PFN claims will begin immediately upon completion of the Xstrata Nickel program.

The West Timmins project is located adjacent to Xstrata's Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.2 million tonnes grading 1.45% nickel and 0.69% copper are in the measured category and are expected to support a mine life of approximately 8.5 years. Ore is transported 90 km east from the Montcalm Mine to the Kidd Creek Metallurgical Complex to be processed.

An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date.

Under the terms of the Agreement, PFN will spend $4 million over a 4 year period in order to vest a 100% interest in the Project.  Xstrata Nickel, for its part, will retain a 2 % NSR and may, under certain circumstances, earn back in up to 65% interest, by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the terms of the Agreement, PFN is the project operator.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration company focused on platinum group and base metal projects in North America. PFN is committed to advancing its existing projects and acquiring new PGM and base metals projects via self-funding or option/joint venture agreements with major mining companies. The company has $4.7 million in working capital and no debt.

Stillwater Mining Company (NYSE:SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator.

PFN is currently exploring the River Valley Project, located near Sudbury Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. In March management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Societe Generale de Financement du Quebec, mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.

PFN’s technical team is aggressively acquiring new PGM and base metal projects in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 11, 2007